UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30965/ February 26, 2014

In the Matter of	:
	:
JPMORGAN VALUE OPPORTUNITIES	:
FUND, INC.	:
270 Park Ave.	:
New York, NY 10017	:
	:
(811-4321)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

JPMorgan Value Opportunities Fund, Inc. filed an application on January 15, 2014, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On January 31, 2014, a notice of filing of the application was issued (Investment Company Act Release No. 30899). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30966/ February 26, 2014

In the Matter of	:
	:
RIVERSOURCE SECTOR SERIES, INC.	:
901 Marquette Ave. South, Suite 2810	:
Minneapolis, MN 55402-3268	:
	:
(811-5522)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

RiverSource Sector Series, Inc. filed an application on December 5, 2013, requesting an order
under section 8(f) of the Act declaring that it has ceased to be an investment company.

On January 31, 2014, a notice of filing of the application was issued (Investment Company Act
Release No. 30899). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary